THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 20, 2008

Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Terrasol Holdings Ltd.
Form S-1 Registration Statement File No. 333-153858

Dear Mr. Schwall:

          In response to your comment letter dated November 20, 2008 please be advised as follows:

Exhibit 5.1

          1. The sentence has been deleted.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

By:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Terrasol Holdings Ltd.